UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Silver Dragon Resources Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

827692104

(CUSIP Number)

Calendar Year 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	827692104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

29,950,284*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

29,950,284*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,950,284*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* Reporting Person John M. Fife ("Mr. Fife") personally owns 1,976,411 shares of the Issuer's common stock and is the indirect beneficial owner of the Issuer's common stock owned by Reporting Persons Iliad Research and Trading, LP ("Iliad"), and Tonaquint, Inc. ("Tonaquint"). Mr. Fife is subject to a contractual ownership limitation of 9.99%, pursuant to a Note and Warrant Agreement Between the Issuer and Tonaquint. Thus, the number of shares beneficially owned by Mr. Fife on the date of this filing was 29,950,284 shares, which is 9.99% of the 299,802,647 shares of the Issuer's common stock outstanding on that date (as reported in the Issuer's Schedule 14A, filed February 5, 2016), and represents the total number of Issuer's shares owned by Mr. Fife, Iliad, and Tonaquint as well as the total shares issuable under the Tonaquint Note and Warrant, and subject to the 9.99% ownership limit.

CUSIP No.	827692104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Research and Trading LP 11-3688679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

11,244,100*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

11,244,100*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,244,100*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.75*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

* The Issuer's shares owned by Reporting Person Iliad are also indirectly beneficially owned by Reporting Person Mr. Fife and are included in his ownership percentage.

CUSIP No.	827692104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tonaquint, Inc. 87-0285597

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

16,729,773*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

16,729,773*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,729,773*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.58*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* The Issuer's shares owned by Reporting Person Tonaquint are also indirectly beneficially owned by Reporting Person Mr. Fife and are included in his ownership percentage. Tonaquint has rights, under a Convertible Promissory Note and Warrant, to own an aggregate number of the Issuer's common stock subject to an ownership cap of 9.99%. On the date of this filing, Tonaquint owned, or was entitled to exercise or convert, 16,729,773 shares of the Issuer's common stock, which is 5.58% of the Issuer's outstanding common stock (as reported in the Issuer's Schedule 14A, filed February 5, 2016), this amount represents the maximum number of shares Tonaquint could hold to bring Mr. Fife's direct and indirect beneficial ownership of Issuer's common stock to the contractual ownership limit of 9.99%.

Item 1.

(a)	Name of Issuer
Silver Dragon Resources Inc.

(b)	Address of Issuer’s Principal Executive Offices
200 Davenport Road Toronto, Ontario Canada M5R 1J2

Item 2.

(a)	Name of Person Filing

This report is filed by John M Fife, Iliad Research and Trading LP, and Tonaquint Inc. with respect to the shares of Common Stock, $0.0001 par value per share, of the Issuer that are directly beneficially owned by John M Fife and indirectly beneficially owned by John M Fife through Iliad Research and Trading, LP, and Tonaquint, Inc.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1040, Chicago, IL 60601

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock, $0.0001 par value

(e)	CUSIP Number
827692104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 29,950,284

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 29,950,284

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 29,950,284

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016	By:	/s/ John M Fife
Name: John M Fife

Iliad Research and Trading, LP

Date: February 11, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Tonaquint, Inc.

Date: February 11, 2016	By:	/s/ John M Fife
Name: John M Fife
Title: President

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)